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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                              EDISON SCHOOLS, INC.
                                (Name of Issuer)

                              Class A Common Stock
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    281033100
             -----------------------------------------------------
                                 (CUSIP Number)


                                December 31 2000
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

              [_] Rule 13d-1(b)

              [ ] Rule 13d-1(c)

              [X] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

-------------------------------------------------------------------------------
CUSIP NO. 281033100                13G                      Page 2 of 8 Pages

-------------------------------------------------------------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paul G. Allen
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [_]

-------- ----------------------------------------------------------------------
   3     SEC USE ONLY

-------- ----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
-------- ----------------------------------------------------------------------
                            ----- ---------------------------------------------
                             5    SOLE VOTING POWER

        NUMBER OF                          -0- shares
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                            ----- ---------------------------------------------
                             6    SHARED VOTING POWER

                                           1,867,027shares (1)
                            ----- ---------------------------------------------
                             7    SOLE DISPOSITIVE POWER

                                           -0- shares
                            ----- ---------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                           1,867,027shares (1)
--------------------------- ----- ---------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,867,027 shares (1)
-------- ----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------- ----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.2%
-------- ----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         IN
-------- ----------------------------------------------------------------------
(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP NO. 281033100                13G                      Page 3 of 8 Pages

-------------------------------------------------------------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Vulcan Ventures Incorporated
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [_]
                                                                     (b) [_]

-------- ----------------------------------------------------------------------
   3     SEC USE ONLY

-------- ----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Washington
-------- ----------------------------------------------------------------------
                            ----- ---------------------------------------------
                             5    SOLE VOTING POWER
        NUMBER OF                          -0- shares
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                            ----- ---------------------------------------------
                             6    SHARED VOTING POWER

                                           1,867,027 shares (1)
                            ----- ---------------------------------------------
                             7    SOLE DISPOSITIVE POWER

                                           -0- shares
                            ----- ---------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                           1,867,027 shares (1)
--------------------------- ----- ---------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,867,027 shares (1)
-------- ----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------- ----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.2%
-------- ----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         CO
-------- ----------------------------------------------------------------------
(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 (a). Name of Issuer: Edison Schools, Inc.

Item 1 (b). Address of Issuer's Principal Executive Offices:

                           521 Fifth Ave., 15th Floor
                           New York, NY  10175

Item 2 (a).  Name  of  Person  Filing:   Paul  G.  Allen  and  Vulcan  Ventures
             Incorporated

Item 2 (b).   Address of Principal Business Office or, if none, Residence:

                  505 Union Station, 505 Fifth Avenue, Suite 900
                  Seattle, Washington  98104

Item 2 (c).  Citizenship:  Paul G. Allen is a citizen  of the  United  States of
             America.   Vulcan Ventures Incorporated is a corporation  organized
             under the laws of the State of Washington.

Item 2 (d). Title of Class of Securities:  Class A Common Stock, par value $0.01 per share

Item 2 (e).       CUSIP Number: 281033100

Item 3. If this  Statement is filed  pursuant to Rule  13d-1(b),  or 13d-2(b) or
        (c), check whether the person filing is a: Not applicable.

Item 4.           Ownership

   (a)  Amount Beneficially Owned:         1,867,027 shares (1)

   (b)  Percent of Class: 4.2% (1)

   (c)  Number of Shares as to which Such Person has:

   (i)    sole power to vote or to direct the vote                -0- shares
   (ii)   shared power to vote or to direct the vote        1,867,027 shares (1)
   (iii)  sole power to dispose or to direct the disposition of   -0- shares
   (iv)   shared power to dispose or to direct the
          disposition of                                    1,867,027 shares (1)
-----------------
           (1) Percentages based upon 43,986,359 shares of Class A Common Stock issued and outstanding as of October 31, 2000 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2000 filed with the Securities and Exchange Commission on November 14, 2000. All shares beneficially owned by Paul G. Allen are held indirectly through Vulcan Ventures Incorporated, a company owned 100% by Mr. Allen.

Item 5.          Ownership of Five Percent or Less of a Class

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.          Ownership of More Than Five Percent on Behalf of Another Person

                  Not applicable.

                               Page 4 of 8 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
                  Holding Company

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group

                  Not applicable.

Item 9.           Notice of Dissolution of Group

                  Not applicable.

Item 10.          Certification

                  Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          VULCAN VENTURES INCORPORATED



   February 8, 2001      By: /s/ William D. Savoy
                             -------------------------------------------------
                             William D. Savoy, Vice President


    February 8, 2001         *
                             -------------------------------------------------
                             Paul G. Allen


               *By:           /s/ William D. Savoy
               --------------------------------------------------
               William D. Savoy as Attorney-in Fact for Paul G. Allen pursuant to a Power of Attorney filed on August 30, 1999, with the
               Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for Pathogenesis, Inc. and incorporated herein by reference.

                                  EXHIBIT INDEX

     Exhibit                                                  Description
       99.1         Joint Filing Agreement

                                  EXHIBIT 99.1

                             Joint Filing Agreement


                  We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

         Dated:  February 8, 2001.


                          VULCAN VENTURES INCORPORATED



                         By: /s/ William D. Savoy
                             -------------------------------------------------
                             William D. Savoy, Vice President


                            *
                             -------------------------------------------------
                             Paul G. Allen


                         * By:  /s/ William D. Savoy
                          ----------------------------------------------------
                          William D. Savoy as Attorney-in Fact for Paul G. Allen pursuant to a Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for Pathogenesis, Inc. and incorporated herein by reference.